DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO

April 7, 2008

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:    Intrepid Potash, Inc.

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed March 14, 2008

File No. 333-148215

Dear Mr. Schwall:

On behalf of Intrepid Potash, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 3”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Robert P. Jornayvaz III dated March 28, 2008 (the “Comment Letter”). To facilitate your review, we are sending to the attention of Mr. Sean Donahue six copies of Amendment No. 3, three of which have been marked to show changes from the Registration Statement filed on March 14, 2008. All page number references in the responses below correspond to page numbers in Amendment No. 3.

The responses and supplemental information provided herein in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

April 7, 2008

Form S-1/A Filed March 14, 2008

1.	Please continue to monitor your requirement to provide updated financial information as required by Rule 3-12 of Regulation S-X in future amendments.

Response: The Company advises the Staff that it is monitoring this requirement and undertakes to include updated financial information in subsequent amendments to the Registration Statement if and when required by Rule 3-12.

2.	Please provide updated consents with your next amendment.

Response: The Company has provided updated consents of KPMG LLP, Hein & Associates LLP and Agapito Associates, Inc. with Amendment No. 3.

3.	We note significant amounts of information you intend to disclose have not yet been provided in your document. Please complete the remaining information required to be disclosed in the filing.

Response: The Company has completed all of the missing information, including offering size and price range, and filed all exhibits and artwork with Amendment No. 3.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ HOLME ROBERTS & OWEN LLP

Holme Roberts & Owen LLP

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

April 7, 2008

cc:	Sean Donahue

Anne Nguyen Parker

Kevin Stertzel

Jill Davis

Robert P. Jornayvaz III

Hugh E. Harvey, Jr.

Sheri L. Pearce

G. Michael O’Leary

Meredith S. Mouer